Exhibit 99.2

NEWS RELEASE
FOR IMMEDIATE RELEASE
April 17,  2007

Extendicare REIT Announces First Quarter News Release, Conference Call and
Annual Meeting Information

MARKHAM, ONTARIO - Extendicare Real Estate Investment Trust (“Extendicare REIT” or “Extendicare”) (TSX: EXE.UN) will release its 2007 first quarter financial results on Wednesday, May 9, 2007. Extendicare will hold a conference call on Thursday, May 10, 2007, at 10:00 a.m. (ET) to discuss its results for the first quarter.

Following its release on May 9, 2007, Extendicare will post a copy of the press release on its website, in addition to an update of its supplemental information package found under the Investor Information / Investor Documents / Supplemental Information section of its website at www.extendicare.com.

The May 10, 2007, conference call will be webcast live and archived in the Investor Information section of Extendicare’s website. For those wishing to call in, the toll-free number for the live call is 1-866-898-9626. Local callers please dial 416-340-2216. A taped rebroadcast will be available approximately two hours after completion of the live call on May 10, 2007, until midnight on May 25, 2007. To access the rebroadcast dial 1-800-408-3053. Local callers please dial 416-695-5800. The conference ID number is 3220021.

Scheduled speakers for Extendicare REIT on the conference call include: Phil Small, President and Chief Executive Officer; Richard Bertrand, Senior Vice-President and Chief Financial Officer; and Christopher Barnes, Manager, Investor Relations.

Annual Meeting
Extendicare REIT will be hosting its Annual Meeting on Wednesday, May 9, 2007 at 4:00 p.m. (ET) (the “Meeting”), at The Dominion Club, King Gallery, 3rd Floor, 1 King Street West, Toronto, Ontario. For Meeting purposes, the record date for Extendicare REIT’s unitholders is March 16, 2007.

For those unable to attend the Meeting in person, it will be webcast on Extendicare’s website in the Investor Information section at www.extendicare.com. Management’s presentation to unitholders will be streamed in real time with accompanying slides. The webcast will also be archived on the site.

About Us
Extendicare Inc., an indirect wholly owned subsidiary of Extendicare REIT, is a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare Inc. operates 234 nursing and assisted living facilities in North America, with capacity for close to 27,000 residents. As well, through its operations in the United States, Extendicare Inc. offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. Extendicare Inc. employs approximately 34,000 people in North America.

For further information, contact:

Christopher Barnes
Manager, Investor Relations
Telephone: (905) 470-5483; Fax: (905) 470-4003
Visit Extendicare’s Website @ www.extendicare.com